N-SAR EXHIBIT 77C - Matters submitted to a vote of Security Holders

        At the annual meeting of the shareholders of the company held on June 6. 2001, Gene Nadler, Harry Nadler, Francine Yellon, Angelo Balafas, Andrew Brucker, Joseph Kell and Thomas B. Schulhof, constituting all of the directors of the corporation were re-elected to the Board to serve as directors of DK Investors, Inc., until the annual meeting in May 2002, and until their successors are elected and qualified. 814,653 votes were cast in favor of each of the nominees for Directors and 10 votes were withheld in regard to each of the Directors.

      Two other items were on the proxy statement and were voted upon at the meeting. These were the engagement of Wells Fargo Bank, N.A. as Investment Advisor to the company and the engagement of Cummings & Carroll, CPA's as the auditors of the company for the current fiscal year. The resolution to engage Wells Fargo received 814,403 in favor of the resolution, 10 votes were cast against the resolution and 220 shares abstained. The resolution to engage of Cummings & Carroll, CPA, received 814, 293 votes in favor of the resolution, 10 votes were cast against the resolution, and 330 shares abstained.